Exhibit 99.28(h.3.ii)

Exhibit A

Series of IronBridge Funds, Inc. and Subadministration Fees

	Subadministration Fees (as a percentage of average daily net assets)
Name of Fund	on the first $200 million	on the next $200 million	in excess of $400 million	Date Added
IronBridge Frontegra Small Cap Fund	0.05%	0.04%	0.03%	July 23, 2010
IronBridge Frontegra SMID Fund	0.05%	0.04%	0.03%	July 23, 2010
IronBridge Frontegra Global Fund	0.05%	0.04%	0.03%	July 23, 2010
IronBridge Large Cap Fund	0.05%	0.04%	0.03%	July 23, 2010
IronBridge Horizon Fund	0.05%	0.04%	0.03%	December , 2010
IronBridge Skyline Fund	0.05%	0.04%	0.03%	December , 2010

Exhibit A — Subadministration Agreement